FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.








                                  BG Group plc



Notification of Director's Interest in Shares

Sir Robert Wilson

The Company has received notification from Sir Robert Wilson, a non-executive director, that on 8 April 2003 he purchased 10,000 Ordinary 10p Shares in BG Group plc at a price of 254.96p per share.

As a result of this acquisition, Sir Robert's interests in the ordinary share capital of BG Group plc have increased to a new total of 32,000 Ordinary 10p Shares.



BG Group plc

9 April 2003

website  www.bg-group.com



                              SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 09 April 2003                                   By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary